EXHIBIT 12.2
JPMORGAN CHASE & CO.
Computation of Ratio of Earnings to Fixed Charges
and Preferred Stock Dividend Requirements

Nine months ended September 30, (in millions, except ratios)	2010
Excluding interest on deposits
Income before income tax expense	$17,847

Fixed charges:
Interest expense	6,698
One-third of rents, net of income from subleases (a)	437

Total fixed charges	7,135

Add: Equity in undistributed loss of affiliates	98

Income before income tax expense and fixed charges, excluding capitalized interest	$25,080

Fixed charges, as above	$7,135

Preferred stock dividends (pre-tax)	719

Fixed charges including preferred stock dividends	$7,854

Ratio of earnings to fixed charges and preferred stock dividend requirements	3.19

Including interest on deposits
Fixed charges including preferred stock dividends, as above	$7,854
Add: Interest on deposits	2,573

Total fixed charges including preferred stock dividends and interest on deposits	$10,427

Income before income tax expense and fixed charges, excluding capitalized interest, as above	$25,080
Add: Interest on deposits	2,573

Total income before income tax expense, fixed charges and interest on deposits	$27,653

Ratio of earnings to fixed charges and preferred stock dividend requirements	2.65

(a)	The proportion deemed representative of the interest factor.